UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42625

Smart Digital Group Limited

150 Beach Road #2805/06 Gateway

West Singapore 189720

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Suspension of Trading

On September 26, 2025, Smart Digital Group Limited (the “Company”) received from the U.S. Securities and Exchange Commission (the “SEC”) an order suspending trading in the Company’s securities for the period from 4:00 AM ET on September 29, 2025, through 11:59 PM ET on October 10, 2025, which order is available at https://www.sec.gov/files/litigation/suspensions/2025/34-104112.pdf. On September 30, 2025, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents. The Company has not participated in any price manipulation activity and will fully cooperate with both the SEC and Nasdaq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Digital Group Limited

Date: October 8, 2025	By:	/s/ Yunting Chen
	Name:	Yunting Chen
	Title:	Chief Executive Officer (Principal Executive Officer)

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